

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Stephen M. Scherr
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

   Re: The Goldman Sachs Group, Inc.
     Registration Statement on Form S-3
     Filed February 24, 2021
     File No. 333-253421

Dear Mr. Scherr:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Finance

cc: Catherine Clarkin, Esq.